1(213) 683-6188

jonathanko@paulhastings.com

August 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	Pearlyne Paulemon Pam Howell Frank Knapp Jennifer Monick

Re:	Vine Hill Capital Investment Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed August 6, 2024 File No. 333-280880

Ladies and Gentlemen:

On behalf of Vine Hill Capital Investment Corp., a Cayman Islands exempted company (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated August 14, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on August 6, 2024.

Separately today, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s comments.

For your convenience, the Staff’s comment contained in the Comment Letter is duplicated below in bold and is followed by our response thereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Form S-1/A filed August 6, 2024

Exhibits

1.	We note the assumptions in Exhibit 5.1 that "the Warrant Agreement [is] the valid and binding obligations of each of the parties thereto, enforceable against such parties in accordance with their respective terms," and "that the Company ... is duly incorporated and is validly existing and in good standing". Please remove these assumptions, as they are overly broad and assume material facts underlying the opinion. For guidance, see Staff Legal Bulletin 19.II.b.3(a).

In response to the Staff’s comment, we have filed a revised Exhibit 5.1 removing the assumptions identified in the Comment Letter.

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Securities and Exchange Commission

August 16, 2024

If you have any questions or require additional information in the course of your review of the foregoing, please call me at (213) 683-6188.

Thank you for your time and attention.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko
of PAUL HASTINGS LLP

cc:	Nicholas Petruska, Vine Hill Capital Investment Corp. Daniel Zlotnitsky, Vine Hill Capital Investment Corp. Stuart Neuhauser, Ellenoff Grossman & Schole LLP